SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                   CERTIFICATE
Cinergy Corp. et al.               OF
File No.  70-8589                  NOTIFICATION
(Public Utility Holding Company
Act of 1935)



     With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above proceeding filed by Cinergy Corp., a registered holding company ("Cinergy"), Cinergy Investments, Inc., Cinergy's nonutility subholding company ("Investments"), and Cinergy Services, Inc., Cinergy's service company subsidiary ("Cinergy Services"; and together with Cinergy and Investments, the "Applicants"), and (b) authorized by the Commission in its orders with respect thereto dated, respectively, March 8, 1996 (Rel. No. 35-26486) and September 21, 1995 (Rel. No. 35-26376), Services hereby notifies the Commission, on behalf of itself and the other Applicants, as follows:

1.  For the calendar quarterly period ended December 31, 1996
("Fourth Quarter"), none of the Special Purpose Subsidiaries/1/ issued any Recourse Debt Securities./2/

2.   General description of activities of Investments and Special
Purpose Subsidiaries during the Fourth Quarter and of projects in which they have an ownership interest:

     (a)  Investments.  No new information to report.

     (b)  Energy Argentina.  No new information to report.

     (c)  CGE ECK.  No new information to report.

     (d)  Midlands.  No new information to report.

3. Information on intercompany service transactions involving the Special Purpose Subsidiaries during the Fourth Quarter:

     (a) name of each associate company providing services and associate company recipient:

          (i)  Cinergy Services/Energy Argentina

          (ii) Cinergy Services/Cinergy UK

     (b)  listing of services provided:

          (i)  legal and executive

          (ii) accounting, financial, legal and executive

     (c) total dollar amount of services provided per associate company service provider:

          (i)  $28,000
          (ii) $640,000

4. The following unaudited financial statements are filed herewith:

     (a)  Unaudited Special Purpose Subsidiaries Financial
Statements, dated December 31, 1996

                           S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     February 13, 1997

                                  CINERGY SERVICES, INC.



                                  By:/s/William L. Sheafer
                                   Treasurer


                            Endnotes

/1/ As used herein, "Special Purpose Subsidiaries" refers to the following direct or indirect subsidiaries of Cinergy that are either exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs") or companies organized for the exclusive purpose of acquiring and owning or holding, directly or indirectly, interests in FUCOs (each, a "FUCO
Parent"): PSI Energy Argentina, Inc.("Energy Argentina"), CGE ECK, Inc. ("CGE ECK"), Cinergy UK, Inc. (formerly M.E. Holdings, Inc.) ("Cinergy UK"),
Avon Energy Partners Holdings ("Avon Holdings"), Avon Energy Partners plc ("Avon Energy"), Midlands Electricity plc ("Midlands"). Costanera Power
Corp. ("Costanera"), PSI Argentina, Inc.("PSI Argentina"), PSI T&D International, Inc., PSI Yacyreta, Inc., PSI Power Resource Development, Inc., PSI Power Resource Operations, Inc., PSI International, Inc. and PSI Sunnyside, Inc. are all inactive Cinergy system companies formed to act as EWGs or FUCO Parents.

/2/ Recourse Debt Securities means any promissory note, bond or other evidence of indebtedness issued by a Special Purpose Subsidiary to a nonassociate company with respect to which Cinergy or Investments issues a guarantee (including obtaining a letter of credit).



    CINERGY CORP.
    SPECIAL PURPOSE SUBSIDIARIES
    STATEMENTS OF INCOME (UNAUDITED)
    QUARTER ENDED DECEMBER 31, 1996


                                                               PSI                Energy                                Cinergy
                                                            Argentina            Argentina            CGE ECK            U.K.

                                                                                    (in thousands)
            Operating Revenues                            $         0          $         0        $         0       $         0

            Operating Expenses
              Other operation                                       0                    0                  0                 0
              Income Taxes                                          0                    0                  0                 0
              Taxes other than income taxes                         0                    0                  0                 0
                                                                    0                    0                  0                 0

            Operating Income                                        0                    0                  0                 0

            Other Income and Expense - Net
              Income Taxes                                        (85)                 (11)                 4             2,700
              Equity in Earnings of Avon Holdings                   0                    0                  0            13,861
              Other - net                                         245                   29                  0              (644)
                                                                  160                   18                  4            15,917

            Income Before Interest and
              Other Charges                                       160                   18                  4            15,917

            Other interest                                          1                    1                 11               870

            Net Income                                     $      159          $        17         $       (7)      $    15,047

            NOTE: The following companies are inactive and thus have no activity to report;
                  COSTANERA POWER CORP.
                  PSI T&D INTERNATIONAL, INC.
                  PSI YACYRETA, INC.
                  PSI POWER RESOURCE DEVELOPMENT, INC.
                  PSI POWER RESOURCE OPERATIONS, INC.
                  PSI INTERNATIONAL, INC.
                  PSI SUNNYSIDE, INC.

    CINERGY CORP.
    SPECIAL PURPOSE SUBSIDIARIES
    BALANCE SHEETS (UNAUDITED)
    AT DECEMBER 31, 1996


                                                               PSI                Energy                                Cinergy
                                                            Argentina            Argentina            CGE ECK            U.K.

                                                                                    (in thousands)

            ASSETS
            Current Assets
                    Accounts receivable                   $       122          $         0        $         0       $         0
                    Accounts receivable - affiliates           18,241                   41                  0                 0
                    Other                                          94                   33                  0                 0
                                                               18,457                   74                  0                 0

            Other Assets
                    Investment in Avon Holdings                     0                    0                  0           592,661
                    Other                                         (39)              10,705                  0               424
                                                                  (39)              10,705                  0           593,085

                                                          $    18,418          $    10,779        $         0       $   593,085


            CAPITALIZATION AND LIABILITIES

            Common Stock Equity
                    Paid-in capital                       $     9,587          $    10,705        $         0       $   475,462
                    Retained earnings                           7,756                   17               (500)           26,430
                    Cumulative foreign currency
                        translation adjustment                      0                    0                  0              (131)
                      Total common stock equity                17,343               10,722               (500)          501,761

            Current Liabilities
                    Notes payable                                   0                    0                  0            27,000
                    Short-term bank borrowing                       0                    0                  0            65,355
                    Accounts payable                               66                    0                  0                 0
                    Accounts payable - affiliates                   0                    0                711             1,719
                    Accrued taxes                                 699                   57               (211)           (2,680)
                                                                  765                   57                500            91,394

            Other Liabilities
                    Deferred income taxes                         134                    0                  0               (70)
                    Other                                         176                    0                  0                 0
                                                                  310                    0                  0               (70)

                                                          $    18,418          $    10,779        $         0       $   593,085

            NOTE: The following companies are inactive and thus have no activity to report;
                  COSTANERA POWER CORP.
                  PSI T&D INTERNATIONAL, INC.
                  PSI YACYRETA, INC.
                  PSI POWER RESOURCE DEVELOPMENT, INC.
                  PSI POWER RESOURCE OPERATIONS, INC.
                  PSI INTERNATIONAL, INC.
                  PSI SUNNYSIDE, INC.